    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 26, 1995

                                                     REGISTRATION NO. 33-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               DOVER CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

           DELAWARE                                                     53-0257888
(STATE OR OTHER JURISDICTION OF                                      (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                                      IDENTIFICATION NO.)

                                280 PARK AVENUE
                         NEW YORK, NEW YORK 10017-1292
                                 (212) 922-1640
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                            ROBERT G. KUHBACH, ESQ.
                               DOVER CORPORATION
                                280 PARK AVENUE
                         NEW YORK, NEW YORK 10017-1292
                                 (212) 922-1640
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                    Copy to:

           JOSEPH W. SCHMIDT, ESQ.                          ANDREW D. SOUSSLOFF, ESQ.
        WHITMAN BREED ABBOTT & MORGAN                          SULLIVAN & CROMWELL
               200 PARK AVENUE                                  125 BROAD STREET
          NEW YORK, NEW YORK 10166                          NEW YORK, NEW YORK 10004
               (212) 351-3000                                    (212) 558-4000

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

                        CALCULATION OF REGISTRATION FEE

=================================================================================================
                                                                     PROPOSED
                                                     PROPOSED        MAXIMUM
                                                     MAXIMUM        AGGREGATE
  TITLE OF EACH CLASS OF           AMOUNT TO      OFFERING PRICE     OFFERING       AMOUNT OF
SECURITIES TO BE REGISTERED      BE REGISTERED     PER UNIT(1)       PRICE(1)    REGISTRATION FEE
-------------------------------------------------------------------------------------------------
Notes......................      $250,000,000          100%        $250,000,000      $86,207
=================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.
                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED OCTOBER 26, 1995

                                  $250,000,000

                                     (LOGO)

                               % NOTES DUE          , 2005
                            ------------------------
     Interest on the Notes is payable on           and           of each year,
commencing           , 1996. The Notes are not redeemable prior to maturity. The
Notes will be represented by one or more global Notes and registered in the name of the nominee of The Depository Trust Company. Beneficial interests in the global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued. The Notes will be issued only in registered form in denominations of $1,000 and integral multiples thereof. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of Notes -- Same-Day Settlement and Payment."
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
          OFFENSE.
                            ------------------------

                                       INITIAL PUBLIC       UNDERWRITING        PROCEEDS TO
                                     OFFERING PRICE(1)      DISCOUNT(2)        COMPANY(1)(3)
                                     ------------------  ------------------  ------------------
Per Note...........................          %                   %                   %
Total..............................          $                   $                   $

---------------

(1) Plus accrued interest, if any, from             , 1995.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(3) Before deducting estimated expenses of $350,000 payable by the Company.
                            ------------------------

     The Notes are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of DTC in New York, New
York on or about           , 1995, against payment therefor in immediately
available funds.

GOLDMAN, SACHS & CO.
                     LEHMAN BROTHERS
                                         J.P. MORGAN SECURITIES INC.
                            ------------------------

                The date of this Prospectus is           , 1995

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                            ------------------------

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information (including proxy and information statements) filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at its principal office at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048 and Chicago Regional Office, 500 West Madison, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports, proxy statements and other information concerning the Company can also be inspected at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which the Company's common stock is listed.

     This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Notes offered hereby. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus: (1) Annual Report on Form 10-K for the fiscal year ended December 31, 1994, (2) Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1995, (3) Current Report on Form 8-K dated August 7, 1995, as filed on August 11, 1995 and amended on August 17, 1995, and (4) Current Report on Form 8-K dated September 29, 1995, as filed on October 16, 1995 and amended on October 25, 1995.

     All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the respective dates of filing of such reports and other documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Prospectus or in any other subsequently filed document that is also incorporated by reference herein modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company herein undertakes to provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all documents incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are incorporated by reference therein). Requests for such copies should be directed to Dover Corporation, 280 Park Avenue, New York, New York 10017-1292, Attn: Corporate Secretary, telephone number (212) 922-1640.

                                  THE COMPANY

     The Company is a diversified industrial manufacturing corporation encompassing over 50 different operating companies which manufacture a broad range of specialized industrial products and sophisticated manufacturing equipment. As used herein, the term the "Company" refers to Dover Corporation and its consolidated subsidiaries, unless otherwise indicated or unless the context otherwise requires.

     The Company's businesses are divided into five business segments. Dover Resources manufactures products primarily for the automotive, fluid handling, petroleum and chemical industries. Dover Industries makes products for use in the waste handling, bulk transport, automotive service, commercial food service and machine tool industries. Dover Technologies builds primarily sophisticated automated assembly equipment for the electronics industry and, to a lesser degree, specialized electronic components. Dover Diversified builds sophisticated assembly and production machines, heat transfer equipment and specialized compressors, as well as sophisticated products and control systems for use in the defense, aerospace and commercial building industries. Dover Elevator manufactures, installs and services elevators primarily in North America.

     The Company emphasizes growth and strong internal cash flow. It has a long-standing and successful acquisition program pursuant to which, from January 1, 1990 through September 30, 1995, the Company made 48 acquisitions at a total acquisition cost of $1.038 billion. These acquisitions have had a substantial impact on the Company's increase in sales and earnings since 1990. The Company's acquisition program traditionally focused on acquiring new or stand-alone businesses. However, since 1993, increased emphasis has been placed on acquiring businesses which can be added on to existing operations. The Company aims to be in businesses marked by growth, innovation and higher than average profit margins. It seeks to have each of its businesses be a leader in its market as measured by market share, innovation, profitability and return on assets.

     The Company practices a highly decentralized management style. The presidents of operating companies are very autonomous and have a high level of independent responsibility for their businesses and their performance. This is in keeping with the Company's operating philosophy that small independent operations are better able to serve customers by focusing closely on their products and reacting quickly to customer needs. The Company's executive management becomes involved only to guide and manage capital, assist in major acquisitions, evaluate, motivate and, if necessary, replace operating management, and provide selected other services.

     Dover Resources, which accounted for 16% of the Company's sales in the nine-month period ended September 30, 1995, manufactures components and equipment primarily for the automotive, fluid handling, petroleum and chemical industries. Its largest businesses are De-Sta-Co (compressor valves and workholding devices), OPW Fueling Components (gasoline nozzles and related service station equipment), and Blackmer (rotary vein and progressive cavity pumps and gas compressors). At the beginning of 1994, Dover Resources acquired Midland Manufacturing, a market leader in safety valves and gauging equipment for rail tank cars. Other Dover Resources companies produce liquid monitoring, filtration and control systems, oil and gas production equipment, and other valve, instrumentation and control systems and products.

     Dover Industries, which accounted for 22% of the Company's sales in the nine-month period ended September 30, 1995, manufactures a diverse mix of equipment and components for use in the waste handling, bulk transport, automotive service, commercial food service, machine tool and other industries. The largest operations are Heil, acquired in 1993 (trailerized tanks and refuse collecting vehicles), Tipper Tie (clip closures for food packaging), Marathon, acquired at the end of 1990 (solid waste compaction, transporting and recycling equipment), Rotary Lift (automotive lifts), and Groen (food service equipment). In 1994, Tipper Tie acquired Technopack of Hamburg, Germany, a former licensee, and combined it with Tipper Tie's European operations. Other Dover Industries operations produce auto collision measuring and repair systems, commercial refrigeration, welding torches, plasma cutting products and screw machines.

     Dover Technologies, which accounted for 22% of the Company's sales in the nine-month period ended September 30, 1995, sells assembly equipment, screen printers, and soldering machines for the printed circuit board industry, as well as components for communications (including wireless) and military applications. Its primary competitors are Japanese producers, including Fuji Machine, Panasonic and TDK. The most significant business in this segment is Universal Instruments which, in the nine-month period ended September 30, 1995, accounted for almost 70% of the sales and a higher percentage of the operating profit of Dover Technologies. Universal Instruments' sales and operating profit for such period in 1995 grew 42% and 112%, respectively, over the comparable period in 1994. Universal Instruments is the world's largest producer of thru-hole printed circuit board assembly equipment, as well as a significant manufacturer of surface mount printed circuit board assembly equipment. At the end of the third quarter of 1995, Dover acquired Imaje, S.A., for approximately $205 million. See "-- Recent Development -- Acquisition of Imaje, S.A."

     Dover Diversified, which accounted for 18% of the Company's sales in the nine-month period ended September 30, 1995, manufactures equipment and components for industrial, commercial, and defense applications. The largest operations are Belvac, acquired in 1993 (can-making machinery), Tranter (process industry heat exchangers), A-C Compressor, acquired in 1992 (process industry compressors), and Hill Phoenix, acquired in 1993-94 (refrigeration cases and systems for supermarkets). In the second quarter of 1995, Dover Diversified acquired Mark Andy, a leading manufacturer of narrow web flexographic printing presses. Other Dover Diversified businesses produce such products as fluid film and self-lubricating bearings, metal and fabric expansion joints, submarine and aircraft hydraulic controls, remote manipulators and industrial cleaning equipment.

     Dover Elevator, which accounted for 22% of the Company's sales in the nine-month period ended September 30, 1995, is the nation's largest manufacturer and installer, and one of the largest servicers, of elevators for low- and mid-rise buildings. Dover Elevator also participates in the high-rise market for new equipment and service. Its primary competitors are Otis, Westinghouse/Schindler and Montgomery/Kone. Dover Elevator also sells and services elevators in foreign markets, principally the United Kingdom and Canada. Somewhat less than half of Dover Elevator's sales and all of its profits are generated by the service business. During the third quarter of 1995, Dover Elevator took a charge against earnings of $15 million in connection with the decision to close manufacturing operations in Canada. Recent changes have been made in Dover Elevator's operating management reflecting the Company's intention to conduct business in North America in a more unified and centralized manner.

     The address and telephone number of the Company's principal executive offices are 280 Park Avenue, New York, New York 10017-1292, (212) 922-1640. Dover Corporation is a Delaware corporation which conducts substantially all its business through subsidiaries.

RECENT DEVELOPMENT -- ACQUISITION OF IMAJE, S.A.

     On September 29, 1995, the Company, through a wholly-owned subsidiary, acquired 88% of the outstanding stock of Imaje, S.A., a French company. The Company currently holds approximately 94% of the outstanding shares of Imaje and intends to purchase the remainder thereof, including 1% that has been tendered and is being processed for payment and another 4% that the Company has an option to purchase within one year. The economic cost to acquire 100% of the stock of Imaje, including all direct costs, is approximately $205 million, where "economic cost" is defined as total cash consideration plus long-term debt assumed less cash acquired. Under generally accepted accounting principles, the comparable purchase price is approximately $212 million. To fund the acquisition, the Company increased its short term commercial paper borrowings by approximately $200 million and used some internally-generated funds.

     Based in Valence, France, Imaje is one of the world's three largest manufacturers of industrial continuous ink jet printers and specialized inks used for coding and marking a wide variety of products and consumables. It also produces laser and contact marking printers. Imaje had sales of $144 million and operating profit of $27 million for 1994, and sales of $82 million and operating profit of $22 million for the six months ended June 30, 1995. These operating profit figures include charges for employee profit sharing, goodwill amortization and certain exceptional expenses. Imaje employs approximately 900 people, 45% in France and the balance in subsidiaries throughout the world.

     Certain financial statements of Imaje and pro forma financial information of the Company reflecting the Imaje acquisition are contained in the Company's Current Report on Form 8-K dated September 29, 1995, as filed on October 16, 1995 and amended on October 25, 1995, which is incorporated herein by reference.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Notes offered hereby are estimated to be approximately $248 million. The net proceeds will be used to reduce the level of the Company's commercial paper outstanding. Commercial paper totaled $745 million at September 30, 1995, with a weighted average interest rate of 5.785% and an average maturity of 33 days. The Company has historically used commercial paper, together with internally-generated cash, to finance acquisitions. See "The Company -- Recent Development -- Acquisition of Imaje."

                                 CAPITALIZATION

     The following table sets forth the short-term debt and capitalization of the Company at September 30, 1995, and as adjusted to reflect the issuance and sale of the Notes offered hereby and the application of the net proceeds therefrom to reduce commercial paper. See "Use of Proceeds."

                                                                                  SEPTEMBER 30, 1995
                                                                              --------------------------
                                                                                ACTUAL       AS ADJUSTED
                                                                              ----------     -----------
                                                                                    (IN THOUSANDS)
SHORT-TERM DEBT:
  Commercial paper..........................................................  $  495,000     $   247,000
  Other notes payable.......................................................       2,315           2,315
                                                                              ----------      ----------
         Total notes payable................................................     497,315         249,315
  Current portion of long-term debt.........................................         297             297
                                                                              ----------      ----------
         Total Short-Term Debt..............................................  $  497,612     $   249,612
                                                                              ==========      ==========
LONG-TERM DEBT:
  Commercial paper..........................................................  $  250,000     $   250,000
    % Notes due            , 2005...........................................          --         250,000
  Other long-term debt including capital leases.............................       2,208           2,208
                                                                              ----------      ----------
         Total Long-Term Debt...............................................  $  252,208     $   502,208
STOCKHOLDERS' EQUITY:
  Common stock, $1 par value, authorized 200,000,000 shares; issued
    113,578,000 shares......................................................  $  120,996     $   120,996
  Cumulative translation adjustments and unrealized holding losses..........       6,964           6,964
  Retained earnings.........................................................   1,100,758       1,100,758
                                                                              ----------      ----------
                                                                               1,228,718       1,228,718
  Less common stock in treasury, at cost -- 2,889,000 shares................      53,595          53,595
                                                                              ----------      ----------
         Total Stockholders' Equity.........................................   1,175,123       1,175,123
                                                                              ----------      ----------
TOTAL CAPITALIZATION........................................................  $1,427,331     $ 1,677,331
                                                                              ==========      ==========

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data concerning the Company for, and as of the end of, each of the five years in the period ended December 31, 1994, has been derived from consolidated financial statements which have been audited by KPMG Peat Marwick LLP, independent auditors. The information for interim periods is unaudited; however, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information have been included. The interim results of operations may not be indicative of the results for the full year. The selected consolidated financial information should be read in conjunction with the consolidated financial statements and related notes incorporated herein by reference.

                                                            YEAR ENDED DECEMBER 31,
                                       ------------------------------------------------------------------
                                          1990          1991          1992          1993          1994
                                       ----------    ----------    ----------    ----------    ----------
                                                             (DOLLARS IN THOUSANDS)
EARNINGS STATEMENT DATA:
Net sales............................  $2,210,345    $2,195,786    $2,271,580    $2,483,928    $3,085,276
Gross profit.........................     693,592       615,736       669,985       750,672       947,799
Selling and administrative
  expenses...........................     440,313       452,394       466,777       496,799       622,434
                                       ----------    ----------    ----------    ----------    ----------
Operating profit.....................     253,279       163,342       203,208       253,873       325,365
Interest expense.....................      30,658        23,161        20,059        22,339        36,461
Other income, net....................      21,497        63,907        17,186        14,008        17,955
                                       ----------    ----------    ----------    ----------    ----------
Earnings before taxes on income and
  cumulative effects of changes in
  accounting principles..............     244,118       204,088       200,335       245,542       306,859
Federal and other taxes on income....      88,439        75,880        71,192        87,288       104,486
                                       ----------    ----------    ----------    ----------    ----------
Earnings before cumulative effects of
  changes in accounting principles...     155,679       128,208       129,143       158,254       202,373
Cumulative effects at January 1,
  1992, of changes in accounting for:
  Income taxes.......................                                  12,951
  Postretirement benefits other than
    pensions (net of income tax
    benefits, $7,159)................                                 (12,387)
                                       ----------    ----------    ----------    ----------    ----------
Net earnings.........................  $  155,679    $  128,208    $  129,707    $  158,254    $  202,373
                                       ==========    ==========    ==========    ==========    ==========
OTHER OPERATING DATA:
Cash flow(1).........................  $  233,210    $  213,575    $  207,164    $  235,223    $  298,162
Capital expenditures.................      44,980        46,618        42,441        47,532        84,473
Acquisitions.........................     102,834        13,192       111,243       321,002       187,704
Ratio of earnings to fixed
  charges(2).........................         7.3x          7.4x          8.0x          9.0x          7.8x
BALANCE SHEET DATA (AT PERIOD END):
Current assets.......................  $  814,713    $  756,368    $  773,991    $  903,640    $1,133,139
Net property, plant and equipment....     268,386       251,145       251,270       283,363       342,685
Intangible assets, net of
  amortization.......................     335,334       289,794       348,680       535,136       564,420
Other intangible assets..............      10,258        10,258        10,258        10,258        10,258
Other assets and deferred charges....      39,675        49,055        41,925        41,292        20,135
                                       ----------    ----------    ----------    ----------    ----------
         Total assets................  $1,468,366    $1,356,620    $1,426,124    $1,773,689    $2,070,637
                                       ==========    ==========    ==========    ==========    ==========
Current liabilities..................  $  607,965    $  475,465    $  572,350    $  595,794    $  772,223
Long-term obligations................      35,057        17,268        27,337       287,484       300,010
Deferred income taxes................      37,684        35,513        21,500        20,409         2,545
Stockholders' equity.................     787,660       828,374       804,937       870,002       995,859
                                       ----------    ----------    ----------    ----------    ----------
         Total liabilities and
           stockholders' equity......  $1,468,366    $1,356,620    $1,426,124    $1,773,689    $2,070,637
                                       ==========    ==========    ==========    ==========    ==========

---------------
(1) Represents net earnings plus depreciation and amortization.

(2) Computed by dividing fixed charges of the Company into earnings before income taxes plus fixed charges. Fixed charges consist of interest expense and the portion of rental expense which is deemed to be representative of the interest factor.

                                                                                    THREE MONTHS ENDED
                                                         NINE MONTHS ENDED
                                                           SEPTEMBER 30,               SEPTEMBER 30,
                                                     -------------------------     ---------------------
                                                        1994           1995          1994         1995
                                                     ----------     ----------     --------     --------
                                                                   (DOLLARS IN THOUSANDS)
EARNINGS STATEMENT DATA:
Net sales..........................................  $2,246,411     $2,736,836     $804,460     $934,543
Gross profit.......................................     694,056        862,691      245,228      289,619
Selling, general and administrative expenses.......     450,649        533,193      157,149      177,111
                                                     ----------     ----------     --------     --------
Operating profit...................................     243,407        329,498       88,079      112,508
Interest expense...................................      25,029         27,101        9,911        9,559
Other income, net..................................      10,655         13,666        1,424          246
                                                     ----------     ----------     --------     --------
Earnings before taxes on income....................     229,033        316,063       79,592      103,195
Federal and other taxes on income..................      82,150        106,224       27,722       32,047
                                                     ----------     ----------     --------     --------
Net earnings.......................................  $  146,883     $  209,839     $ 51,870     $ 71,148
                                                     ==========     ==========     ========     ========
OTHER OPERATING DATA:
Cash flow(1).......................................  $  216,482     $  287,444     $ 76,511     $ 99,077
Capital expenditures...............................      55,256         71,269       21,035       24,207
Acquisitions.......................................     182,615        301,806       32,834      203,114
Ratio of earnings to fixed charges(2)..............         8.3x          10.3x         7.9x        10.2x
BALANCE SHEET DATA (AT PERIOD END):
Current assets.....................................  $1,097,749     $1,314,240
Net property, plant and equipment..................     331,314        392,189
Intangible assets, net of amortization.............     618,392        813,054
Other intangible assets............................      10,258         10,258
Other assets and deferred charges..................      38,140         27,929
                                                     ----------     ----------
         Total assets..............................  $2,095,853     $2,557,670
                                                     ==========     ==========
Current liabilities................................  $  785,632     $1,067,943
Long-term obligations..............................     303,640        306,322
Deferred income taxes..............................      16,895          8,282
Stockholders' equity...............................     989,686      1,175,123
                                                     ----------     ----------
         Total liabilities and stockholders'
           equity..................................  $2,095,853     $2,557,670
                                                     ==========     ==========

---------------
(1) Represents net earnings plus depreciation and amortization.

(2) Computed by dividing fixed charges of the Company into earnings before income taxes plus fixed charges. Fixed charges consist of interest expense and the portion of rental expense which is deemed to be representative of the interest factor.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Set forth below are the sales and operating profits of the Company's five business segments for the periods indicated. Such information should be read in conjunction with the other financial information set forth or incorporated by reference herein:

                                                                 NINE MONTHS           THREE MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,            ENDED
                                                                SEPTEMBER 30,             SEPTEMBER 30,
                                 -----------------------   -----------------------     -------------------
                                    1993         1994         1994         1995          1994       1995
                                 ----------   ----------   ----------   ----------     --------   --------
                                                              (IN THOUSANDS)
SALES TO UNAFFILIATED CUSTOMERS:
  Dover Resources............... $  472,643   $  525,971   $  387,678   $  433,548     $137,430   $143,813
  Dover Industries..............    501,364      691,342      509,615      594,841      179,489    197,265
  Dover Technologies............    488,248      603,068      440,191      615,030      157,354    210,626
  Dover Diversified.............    244,597      472,706      317,662      488,216      131,035    176,928
  Dover Elevator................    777,720      793,559      592,249      608,868      199,514    207,047
  Intramarket sales.............       (644)      (1,370)        (984)      (3,667)        (362)    (1,136)
                                 ----------   ----------   ----------   ----------     --------   --------
         Consolidated total..... $2,483,928   $3,085,276   $2,246,411   $2,736,836     $804,460   $934,543
                                 ==========   ==========   ==========   ==========     ========   ========
OPERATING PROFIT:
  Dover Resources............... $   70,290   $   83,979   $   62,578   $   68,396     $ 22,771   $ 21,654
  Dover Industries..............     59,942       81,028       62,278       88,167       23,431     29,259
  Dover Technologies............     41,797       76,205       51,985       96,995       20,720     32,990
  Dover Diversified.............     39,360       67,220       43,488       67,144(1)    13,399     29,233(1)
  Dover Elevator................     56,404       46,123       41,722       29,936(2)    12,109      1,956(2)
  Interest income, interest
    expense and general
    corporate expenses, net.....    (22,251)     (47,696)     (33,018)     (34,575)     (12,838)   (11,897)
                                 ----------   ----------   ----------   ----------     --------   --------
         Earnings before taxes
           on income............ $  245,542   $  306,859   $  229,033   $  316,063     $ 79,592   $103,195
                                 ==========   ==========   ==========   ==========     ========   ========

---------------
(1) Includes contract settlement pre-tax gain of $9.5 million in the 1995 third quarter and $11.6 million for the nine months ended September 30, 1995.

(2) Includes a pre-tax charge of $15 million in the 1995 third quarter in connection with the closing of manufacturing operations in Canada.

RESULTS OF OPERATIONS:

Nine Months and Three Months Ended September 30, 1995 compared with 1994 periods:

     Sales in the nine months ended September 30, 1995 increased 22% to $2.7 billion compared to the 1994 period and net earnings increased approximately $63 million, or 43%. For the third quarter, sales of $935 million were up 16% from last year's third quarter and net earnings increased approximately $19 million, or 37%. The 1995 third quarter results included two non-recurring items -- a $15 million pre-tax provision for costs to close an elevator manufacturing facility (included in the Dover Elevator segment) that was partially offset by a pre-tax gain of $9.5 million from the settlement of contract claims on a government program (included in the Dover Diversified segment).

     A discussion of results of operations by segments follows:

     Dover Resources: Sales in the Dover Resources segment increased 12% and 5% for the nine-month and three-month periods, respectively. Operating earnings were up 9% for the nine months but declined by 5% in the third quarter, primarily as a result of lower sales of vapor recovery products at Blackmer and OPW as a result of weaker market conditions in the product area after very strong growth in recent years. De-Sta-Co's sales increased but margins dropped due to sales mix and a temporary shortage of skilled labor that resulted in excessive overtime, higher turnover and increased training costs at its Detroit facilities. Seven of Dover Resources' 16 companies achieved earnings gains in the third quarter. Backlog at September 30, 1995 was $83 million, which was 15% above the 1994 level.

     Dover Industries: Dover Industries reported sales increases of 17% for the nine months and 10% for the third quarter. Operating earnings were up 42% for the nine months and 25% in the third quarter. Seven of Dover Industries' 12 businesses reported earnings gains for the third quarter as compared to the prior year period, with Heil, Marathon, Davenport and Texas Hydraulics each reporting profit growth in excess of 25%. Auto service equipment (Rotary and Chief) and commercial restaurant equipment (Groen and Randell) recorded a decline in sales and earnings as a result of the softness in the U.S. economy earlier in the year. Backlog at September 30, 1995 was $155 million, a 1% increase above the 1994 level.

     Dover Technologies: Sales and operating profits grew 40% and 87% in the nine-month period and 34% and 59% in the third quarter. Almost all of the $45 million profit increase in the nine months and the $12.3 million increase in the third quarter was achieved at Universal Instruments, although four of Dover Technologies' six other businesses also achieved sales and operating earnings gains. The results at Universal Instruments reflected a favorable mix of higher margin thru-hole products compared to the generally more rapidly growing surface mount equipment. Backlog of $186 million at September 30, 1995 was 36% higher than the prior year.

     Dover Diversified: Dover Diversified's sales increased 54% and 35% in the nine-month period and third quarter, respectively. Operating earnings for the same periods increased 28% and 47%, excluding the contract settlement contribution of $11.6 million for the nine months and $9.5 million for the third quarter. These increases were primarily due to strong gains at Belvac (beverage can making equipment) and Tranter (heat transfer products). Disappointing profit levels at Hill Phoenix and A-C Compressor, whose combined third quarter sales exceeded $70 million, had an adverse effect on overall operating margins for the segment. Backlog was $344 million at September 30, 1995, an increase of 37% over the prior year.

     Dover Elevator: Dover Elevator's sales increased 3% in the nine-month period and 4% in the third quarter of 1995 compared to the 1994 periods. Operating profits of $45 million for the nine-month period were up 8% over the prior year period. Third quarter operating profits of approximately $17 million were up 40% over the 1994 quarter. General Elevator, which had recorded a loss in the 1994 period, was profitable in the 1995 third quarter. As indicated, Dover Elevator established a $15 million provision in the 1995 third quarter for cash costs and property write-downs associated with the decision to close manufacturing operations in Canada. Backlog at September 30, 1995 was $270 million, an increase of 6% over 1994.

1994 compared with 1993:

     Sales in 1994 rose 24% to almost $3.1 billion, an increase of $601 million, reflecting both internal growth at most Dover companies and the effect of the Company's significant acquisition activity in 1993 and 1994.

     Companies acquired in 1993 added $155 million to Dover's 1993 sales. The internal growth of these businesses, and their inclusion for a full year, led to a further sales contribution in 1994 of approximately $260 million, representing about 10 percentage points of the 24% year-to-year sales gain. Additionally, the companies acquired during 1994 added $151 million to 1994 sales, accounting for 6 percentage points of the sales gain. The 1994 sales growth of businesses Dover owned at the start of 1993 averaged approximately 10% (adjusted for the effect of the spin-off of DOVatron in mid-1993).

     While acquisitions provided much of the Company's sales growth, the major portion of the $44 million, or 28%, gain in earnings came from the internal growth of existing companies. Companies acquired in 1994 made no contribution to earnings because of acquisition-related costs and interest income foregone. Companies acquired in 1993 contributed about 13 percentage points to the overall reported gain, with a portion reflecting internal growth after acquisition.

     A discussion of results of operations by industry segments follows:

     Dover Resources: Profits at Dover Resources improved 19% in 1994 compared to 1993 on an 11% sales gain. Some of the sales and earnings gains resulted from the acquisition of Midland Manufacturing at the start of the year, but the largest portion came from internal growth as a result of strong demand for De-Sta-Co's domestic valve and clamp products and OPW's vapor recovery products.

     Dover Industries: Dover Industries achieved record sales of $691 million in 1994, up 38% from the prior year, and operating income of $81 million, up 35%, also a record level. These results reflect both acquisitions and strong internal growth. Each of Dover Industries' 12 businesses achieved an earnings improvement in 1994 with particularly impressive percentage increases at Rotary Lift, Texas Hydraulics, Tipper Tie and Bernard. In addition, Heil, which was acquired in 1993 and is the largest company in the Dover Industries segment, recorded record levels of sales and profits.

     Dover Technologies: Dover Technologies also had a record year in 1994, with an earnings gain of 82% compared to 1993 on a sales gain of 24%. Most of the gains in this segment were attributable to a record performance by Universal Instruments, which benefited from the continuing demand for capital equipment within the electronics industry, as well as from market share gains in the very profitable thru-hole technology sector of its business and successful new product offerings in the surface mount technology sector. Strong sales gains and record earnings were also achieved by DEK.

     Dover Diversified: Profits at Dover Diversified increased a record 71% in 1994 on a sales gain of $228 million, or more than 90%. Acquisitions made during 1994 provided $93 million of this sales gain, but made no contribution to earnings, as acquisition-related write-offs and the expected low operating margins at the Hill Refrigeration Company offset good profit results at Tranter's newly acquired European companies. A further portion of the sales gain -- approximately $110 million -- resulted from having several 1993 acquisitions, most notably Belvac and Phoenix Refrigeration, for a full year, and from growth at those companies. Most Dover Diversified companies showed sales and earnings growth in 1994, with particular strength at Belvac because of the widespread acceptance of its die-necking technology within the can-making industry.

     Dover Elevator: Profits at Dover Elevator International fell a disappointing 18% on flat sales. All of the decline was attributable to poor results at General Elevator, which has been primarily a service and modernization company serving the U.S. elevator aftermarket for non-Dover equipment. A modest operating loss at General Elevator was exacerbated by approximately $11.5 million in write-offs and unusual expenses incurred during the year.

LIQUIDITY AND CAPITAL RESOURCES:

     Working capital decreased from $360.9 million at the end of 1994 to $246.3 million at September 30, 1995. The $114.6 million decrease represents positive cash flow during 1995 net of $302 million paid for acquisitions.

     At September 30, 1995, net debt (defined as long-term debt plus current maturities on long-term debt plus notes payable less cash and equivalents and marketable securities) amounted to $590 million representing 33% of total capital. This compares with 27% at December 31, 1994.

     The Company's current ratio (current assets divided by current liabilities) decreased to 1.23 at September 30, 1995, compared with 1.47 at December 31, 1994. The quick ratio (current assets net of inventories, divided by current liabilities) also decreased to 0.82 at September 30, 1995 compared with 1.00 at December 31, 1994. Working capital expressed as a percentage of sales was 9.0% at September 30, 1995, and 11.7% at December 31, 1994.

     At September 30, 1995, the Company had bank lines of $404 million, all of which were unused. Additional bank lines of credit are available at the Company's request.

                            DESCRIPTION OF THE NOTES

     The Notes are to be issued under an Indenture, to be dated as of
            , 1995 (the "Indenture"), between the Company and The First National Bank of Chicago, as Trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular Sections or defined terms of the Indenture are referred to, such Sections or defined terms are incorporated herein by reference.

GENERAL

     The Notes will be unsecured obligations of the Company, will be limited to
$250,000,000 aggregate principal amount and will mature on             , 2005.
The Notes will bear interest at the rate per annum shown on the front cover of
this Prospectus from             , 1995 or from the most recent Interest Payment
Date to which interest has been paid or provided for, payable semi-annually on
          and           of each year, commencing                , 1996. Interest
on each Note will be paid to the Person in whose name the Note (or any predecessor Note) is registered at the close of business on the preceding
          or           , as the case may be. (Sections 301 and 307)

     The Notes will not be redeemable prior to maturity and will not have the benefit of any sinking fund.

     The Company conducts substantially all its business through subsidiaries. Although the Notes are senior obligations of the Company, they are effectively subordinated to all existing and future liabilities of the Company's subsidiaries. The Indenture does not restrict the ability of the Company's subsidiaries to incur indebtedness. Because the Company is a holding company, the Company's ability to service its indebtedness is dependent on dividends and other payments made to it on its investments in its subsidiaries.

BOOK-ENTRY SYSTEM

     The Notes will be issued in the form of fully registered global notes (collectively, the "Global Notes"), which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary") and registered in the name of the Depositary's nominee. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to the Depositary or another nominee of the Depositary.

     So long as the Depositary or its nominee is the registered owner thereof, the Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Notes represented by such Global Note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have Notes represented by such Global

Note registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the owners or Holders thereof under the Indenture.

     The following is based on information furnished by the Depositary:

     The Depositary will act as securities depository for the Notes. The Notes will be issued as fully registered securities registered in the name of Cede & Co. (the Depositary's partnership nominee). One fully registered Global Note will be issued with respect to $200,000,000 of principal amount and an additional Global Note will be issued with respect to the remaining $50,000,000 principal amount, and the Global Notes will be deposited with the Depositary.

     The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of Securities Exchange Act of 1934. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants ("Direct Participants") include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participant"). The rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission.

     Purchases of Notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for such Notes on the Depositary's records. The ownership interest of the actual purchaser of each Note represented by a Global Note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in a Global Note representing Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of a Global Note representing Notes will not receive Notes in definitive form representing their ownership interests therein, except in the event that use of the book-entry system for such Notes is discontinued or upon the occurrence of certain other events described herein.

     To facilitate subsequent transfers, all Global Notes representing Notes which are deposited with the Depositary are registered in the name of the Depositary's nominee, Cede & Co. The deposit of Global Notes with the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Global Notes representing the Notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither the Depositary nor Cede & Co. will consent or vote with respect to the Global Notes representing the Notes. Under its usual procedures, the Depositary mails an omnibus proxy (an "Omnibus Proxy") to the Company as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

     Principal and interest payments on the Global Notes representing the Notes will be made to the Depositary. The Depositary's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of the Depositary, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of the Company or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants. Neither the Company nor the Trustee will have any responsibility or liability for the disbursements of payments in respect of ownership interests in the Notes by the Depositary or the Direct or Indirect Participants or for maintaining or reviewing any records of the Depositary or the Direct or Indirect Participants relating to ownership interests in the Notes or the disbursement or payments in respect thereof.

     A Beneficial Owner shall give notice to elect to have its Notes repaid by the Company, through its Participant, to the Trustee, and shall effect delivery of such Notes by causing the Direct Participant to transfer the Participant's interest in the Global Note or Global Notes representing such Notes, on the Depositary's records, to the Trustee. The requirement for physical delivery of Notes in connection with a demand for repayment will be deemed satisfied when the ownership rights in the Global Note or Global Notes representing such Notes are transferred by Direct Participants on the Depositary's records.

     The Depositary may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, and in the event that a successor securities depository is not obtained, Notes in definitive form are required to be printed and delivered to each holder.

     The Company may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depository). In that event, Notes in definitive form will be printed and delivered.

     The information in this section concerning the Depositary and the Depositary's system has been obtained from sources that the Company believes to be reliable, but is subject to any changes to the arrangements between the Company and the Depositary and any changes to such procedures that may be instituted unilaterally by the Depositary.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds or the equivalent. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Notes will trade in the Depositary's Same-Day Funds Settlement System, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds. No assurances can be given to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

COVENANTS

     The Indenture contains the following covenants:

     LIMITATION ON SECURED DEBT

     The Company may not, and may not permit any Restricted Subsidiary to, incur or guarantee any evidence of indebtedness for money borrowed ("Debt") secured by a Lien on any (i) Principal Property or any part thereof, (ii) Capital Stock of a Restricted Subsidiary now owned or hereafter acquired by the Company or any Restricted Subsidiary or (iii) Debt of a Restricted Subsidiary owed to the Company or any Restricted Subsidiary of the Company, without in any such case
(i), (ii) or (iii) effectively providing that the Notes are secured equally and ratably with (or, at the Company's option, prior to) such secured Debt and any other Debt required to be so secured, unless the aggregate amount of all such secured Debt, plus all Attributable Debt of the Company and its Restricted Subsidiaries with respect to Sale and Leaseback transactions involving Principal Properties (with the exception of such transactions which are excluded as described in "Limitation on Sale and Leaseback Transactions" below), would not exceed 10% of Consolidated Net Tangible Assets.

     The foregoing restriction shall not apply to, and there will be excluded from Debt in any computation under such restriction, (i) Debt secured by a Lien in favor of the Company or a Restricted Subsidiary, (ii) Debt secured by a Lien in favor of governmental bodies to secure progress or advance payments or payments pursuant to contracts or statute, (iii) Debt secured by a Lien on property, Capital Stock or Debt existing at the time of acquisition thereof (including acquisition through merger, consolidation or otherwise), (iv) Debt incurred or guaranteed to finance the acquisition of property, Capital Stock or Debt, or to finance construction on, or improvement or expansion of, property, which Debt is incurred within 180 days of such acquisition or completion of construction, improvement or expansion, and is secured solely by a Lien on the property, Capital Stock or Debt acquired, constructed, improved or expanded, (v) Debt consisting of industrial revenue or pollution control bonds or similar financing secured solely by a Lien on the property the subject thereof, or (vi) any extension, renewal or replacement of any Debt referred to in the foregoing clauses (iii) or (iv). (Section 1008)

     LIMITATION ON SALE AND LEASEBACK TRANSACTIONS

     Neither the Company nor any Restricted Subsidiary shall enter into any Sale and Leaseback Transaction involving any Principal Property or any part thereof after the date of original issuance of the Notes unless the aggregate amount of all Attributable Debt of the Company and its Restricted Subsidiaries with respect to such transactions plus all secured Debt to which the restrictions described in "Limitation on Secured Debt" above apply would not exceed 10% of Consolidated Net Tangible Assets.

     The foregoing restriction shall not apply to, and there shall be excluded from Attributable Debt in any computation under such restriction, any Sale and Leaseback Transaction if (i) the lease is for a period of not in excess of three years, including renewal rights, (ii) the lease secures or relates to industrial revenue or pollution control bonds or similar financing, (iii) the transaction is between the Company and a Restricted Subsidiary or between Restricted Subsidiaries, or (iv) the Company or such Restricted Subsidiary, within 180 days after the sale is completed, applies an amount equal to the greater of (A) the net proceeds of the sale of the Principal Property leased or (B) the fair market value of the Principal Property leased either to (1) the retirement of Notes, other Funded Debt of the Company ranking on a parity with the Notes, or Funded Debt of a Restricted Subsidiary or (2) the purchase of other property which will constitute a Principal Property having a value at least equal to the value of the Principal Property leased. (Section 1009)

MERGERS, CONSOLIDATIONS AND CERTAIN SALES OF ASSETS

     The Company shall not, in a single transaction or a series of related transactions, consolidate with or merge with or into any other Person or sell, assign, convey, transfer or lease or otherwise dispose of all or substantially all of its properties and assets to any Person or group of affiliated Persons, or permit any of its Restricted Subsidiaries to enter into any such transaction or transactions if such transaction or transactions, in the aggregate, would result in a sale, assignment, transfer, lease or disposal of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries on a consolidated basis to any other Person or group of affiliated Persons, unless: (1) in a transaction in which the Company does not survive or in which the Company sells, leases or otherwise disposes of all or substantially all of its assets, the successor entity to the Company is organized under the laws of the United States of America or any State thereof or the District of Columbia and shall expressly assume, by a supplemental indenture executed and delivered to the Trustee in form satisfactory to the Trustee, all of the Company's obligations under the Indenture; (2) immediately before and after giving effect to such transaction and treating any Debt which becomes an obligation of the Company or a Restricted Subsidiary as a result of such transaction as having been incurred by the Company or such Restricted Subsidiary at the time of the transaction, no Event of Default or event that with the passing of time or the giving of notice, or both, would constitute an Event of Default shall have occurred and be continuing; (3) if, as a result of any such transaction, property or assets of the Company or any Restricted Subsidiary would become subject to a Lien prohibited by the provisions of the Indenture described under "Limitation on Secured Debt" above, the Company or the successor entity to the Company shall have secured the Notes as required by said covenant; and (4) certain other conditions are met. (Section 801)

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided. (Section 101)

     "Attributable Debt" means, with respect to a lease in a Sale and Leaseback Transaction, the total net amount of rent required to be paid during the remaining primary term of such lease, discounted at a rate per annum equal to the interest rate on the Notes, calculated in accordance with generally accepted accounting practices. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of maintenance, repairs, insurance, taxes, assessments, utility, operating and labor costs and similar charges.

     "Capital Stock" of any Person means any and all shares, interests, participations or other equivalents (however designated) of corporate stock or other equity participation, including partnership interests, whether general or limited, of such Person.

     "Consolidated Net Tangible Assets" means the aggregate amount of assets of the Company and its Subsidiaries after deducting (i) all liabilities other than deferred income taxes, commercial paper, short-term bank Debt, Funded Debt and shareholders' equity, and (ii) all goodwill and other intangibles.

     "Funded Debt" means (i) all Debt having a maturity of more than 12 months from the date as of which the determination is made or having a maturity of 12 months or less but by its terms being renewable or extendible beyond 12 months from such date at the option of the borrower and (ii) rental obligations payable more than 12 months from such date under leases which are capitalized in accordance with generally accepted accounting principles (such rental obligations to be included as Funded Debt at the amount so capitalized at the date of such computation and to be included for the purposes of the definition of Consolidated Net Tangible Assets both as an asset and as Funded Debt at the amount so capitalized).

     "Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement, or any equivalent of any of the foregoing under the laws of any applicable jurisdiction, on or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

     "Principal Property" means any facility owned by the Company or any Restricted Subsidiary the gross book value of which (including related land, improvements, machinery and equipment so owned, without deduction of any depreciation reserves) on the date as of which the determination is being made exceeds 1% of Consolidated Net Tangible Assets.

     "Restricted Subsidiary" means any Subsidiary which owns a Principal
Property.

     "Sale and Leaseback Transaction" means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such Person of any property or asset of such Person which has been or is being sold or transferred by such Person more than 180 days after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. The stated maturity of such arrangement shall be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

     "Subsidiary" means (i) a corporation more than 50% of the voting stock of which is owned by the Company and/or one or more Subsidiaries or (ii) any other Person (other than a corporation) of which the Company and/or one or more Subsidiaries has at least a majority ownership and power to direct the policies, management and affairs.

EVENTS OF DEFAULT

     The following will be Events of Default under the Indenture: (a) failure to pay principal of any Note when due; (b) failure to pay any interest on any Note when due, continued for 30 days; (c) failure to perform any other covenant of the Company in the Indenture, continued for 60 days after written notice as provided in the Indenture; or (d) certain events of bankruptcy, insolvency or reorganization involving the Company or any Restricted Subsidiary. (Section 501) Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Section 512)

     If an Event of Default (other than an Event of Default described in Clause
(d) above) shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes may accelerate the maturity of all Notes; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of Outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. If an Event of Default specified in clause
(d) above occurs, the Outstanding Notes will ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. (Section 502) For information as to waiver of defaults, see "Modification and Waiver".

     No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the Outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of a Note for enforcement of payment of the principal of or interest on such Note on or after the respective due dates expressed in such Note. (Section 508)

     The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (Section 1004)

DEFEASANCE

     The Indenture will provide that, at the option of the Company, (A) if applicable, the Company will be discharged from any and all obligations in respect of the Outstanding Notes or (B) if applicable, the Company may omit to comply with certain restrictive covenants and that such omission shall not be deemed to be an Event of Default under the Indenture and the Notes, in either case (A) or (B) upon irrevocable deposit with the Trustee, in trust, of money and/or U.S. government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay the principal of, and each installment of interest, if any, on the Outstanding Notes. With respect to clause (B), the obligations under the Indenture other than with respect to such covenants and the Events of Default other than the Events of Default relating to such covenants shall remain in full force and effect. Such trust may only be established if, among other things (i) with respect to clause (A), the Company has received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law, which in the opinion of Counsel provides that Holders of the Notes will not recognize gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; or, with respect to clause (B), the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the Notes will not recognize gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred; (ii) no Event of Default or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred or be continuing; (iii) the Company has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940; and (iv) certain other customary conditions precedent are satisfied. (Article Eleven)

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Note affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (b) reduce the principal amount of, or the rate of interest on, any Note, (c) change the place or currency of payment of principal of, or interest on, any Note, (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Note, (e) reduce the above-stated percentage of Outstanding Notes necessary to modify or amend the Indenture or (f) reduce the percentage of aggregate principal amount of Outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults. (Section 902)

     The Holders of a majority in aggregate principal amount of the Outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture. (Section 1010) The Holders of a majority in aggregate principal amount of the Outstanding Notes may waive any past default under the Indenture, except a default in the payment of principal or interest. (Section 513)

REGARDING THE TRUSTEE

     The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. (Sections 601 and 603)

     The Indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. (Section 613) The Trustee is one of the lenders party to the Company's unused bank lines of credit and is permitted to engage in other transactions with the Company or any Affiliate, provided, however, that, if it acquires any conflicting interest (as defined in the Indenture or in the Trust Indenture Act), it must eliminate such conflict or resign. (Section 608)

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                            PRINCIPAL
                                                                              AMOUNT
                                 UNDERWRITER                                 OF NOTES
                                 -----------                                ---------
    Goldman, Sachs & Co. ................................................  $
    Lehman Brothers Inc. ................................................
    J.P. Morgan Securities Inc. .........................................
                                                                           ------------
              Total......................................................  $250,000,000
                                                                           ============

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

     The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a
concession of      % of the principal amount of the Notes. The Underwriters may
allow, and such dealer may reallow, a concession not to exceed      % of the
principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     Settlement for the Notes will be made in immediately available funds and all secondary trading in the Notes will settle in immediately available funds. See "Description of Notes -- Same-Day Settlement and Payment".

     Certain of the Underwriters perform investment banking and other capital markets services for the Company in the normal course of business.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                             VALIDITY OF THE NOTES

     The validity of the Notes offered hereby will be passed upon for the Company by Robert G. Kuhbach, Esq., Vice President, General Counsel and Secretary of the Company, and for the Underwriters by Sullivan & Cromwell, New York, New York. At the date of this Prospectus, Mr. Kuhbach was the owner of 4,000 shares of the Company's common stock and held options to acquire 24,086 shares of such common stock.

                                    EXPERTS

     The consolidated financial statements and related supplemental schedule of the Company incorporated by reference in this Prospectus from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 have been audited by KPMG Peat Marwick LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of Imaje, S.A. for the year ended and as at 31 December 1994 incorporated by reference in this Prospectus from the Company's Current Report on Form 8-K dated September 29, 1995, which was filed on October 16, 1995 and amended on October 25, 1995, have been audited by Ernst & Young Audit, statutory auditors, as stated in their general report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     As reported in the Company's Current Report on Form 8-K dated August 7, 1995, which was filed on August 11, 1995 and amended on August 17, 1995, the Company has engaged Coopers & Lybrand L.L.P. as its independent accountants to audit its financial statements for the fiscal year ending December 31, 1995. This change of accountants was not the result of any disagreement with KPMG Peat Marwick LLP.

---------------------------------------------------------
---------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
Available Information...................    2
Incorporation of Certain Documents by
  Reference.............................    2
The Company.............................    3
Use of Proceeds.........................    5
Capitalization..........................    5
Selected Consolidated Financial Data....    6
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................    8
Description of the Notes................   11
Underwriting............................   18
Validity of the Notes...................   19
Experts.................................   19

---------------------------------------------------------
---------------------------------------------------------

---------------------------------------------------------
---------------------------------------------------------
                                  $250,000,000
                               DOVER CORPORATION
                              % NOTES DUE         , 2005

                               ------------------
                                     [LOGO]
                               ------------------
                              GOLDMAN, SACHS & CO.

                                LEHMAN BROTHERS

                          J.P. MORGAN SECURITIES INC.
---------------------------------------------------------
---------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses payable by the Registrant in connection with the sale, issuance and distribution of the Notes being registered, other than underwriting discounts and commissions. All amounts are estimates except the Securities and Exchange Commission's registration fee:

    Securities and Exchange Commission registration fee......................  $ 86,207
    Printing expenses........................................................    10,000*
    Legal fees and expenses..................................................    80,000*
    Accounting fees and expenses.............................................    30,000*
    Blue Sky fees and expenses (including counsel fees)......................    16,000*
    Rating agency fees and expenses..........................................    88,000*
    Trustee's fees and expenses..............................................    22,000*
    Miscellaneous expenses...................................................    17,793*
                                                                               --------
              Total..........................................................  $350,000
                                                                               ========

---------------
* Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant is a Delaware corporation. Section 145 of the Delaware General Corporation Law generally provides that a corporation is empowered to indemnify any person who is or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the Registrant or is or was serving, at the request of the Registrant, in any of such capacities of another corporation or other enterprise, if such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. This statute describes in detail the right of the Registrant to indemnify any such person. Article XII of the By-Laws of the Company provides for indemnification of directors, officers, employees and agents of the Company for expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to threatened, pending or completed actions, suits or proceedings to the full extent permitted under the laws of the State of Delaware. Article SEVENTEENTH of the Restated Certificate of Incorporation of the Registrant, as amended, eliminates the liability of directors to the fullest extent permitted under the above-referenced Delaware statute.

     The Company has in effect a policy insuring itself, its subsidiaries and their respective directors and officers, to the extent they may be required or permitted to indemnify such officers or directors, against certain liabilities arising from acts or omissions in the discharge of their duties that they shall become legally obligated to pay. The policy is for a period ending November 5, 1995 (which is expected to be renewed) and provides a maximum coverage of $30 million and (subject to certain enumerated exclusions) covers 100% of all losses above the deductible amount of $5,000 per director or officer.

ITEM 16.  EXHIBITS.

EXHIBIT
NUMBER                                     DESCRIPTION OF EXHIBIT
------                                     ----------------------
  1      --  Form of Underwriting Agreement
  4      --  Form of Indenture between the Registrant and The First National Bank of Chicago,
               as Trustee, relating to the Notes (including the form of the Notes)
  5      --  Opinion of Robert G. Kuhbach, Esq., Vice President, General Counsel and Secretary
               of the Registrant, as to the validity of the Notes being registered hereby
 12      --  Computation of ratio of earnings to fixed charges
 23.1    --  Consent of Robert G. Kuhbach, Esq. (contained in his opinion filed as Exhibit 5 to this Registration Statement)
 23.2    --  Consent of KPMG Peat Marwick LLP
 23.3    --  Consent of Ernst & Young Audit
 24      --  Powers of Attorney (included on the signature pages of this Registration
               Statement)
 25      --  Statement of Eligibility of The First National Bank of Chicago, as Trustee, on
               Form T-1

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (2) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (3) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling persons in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 26, 1995.

                                          DOVER CORPORATION

                                          By           THOMAS L. REECE
                                            ----------------------------------
                                                      THOMAS L. REECE
                                               President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below hereby constitutes and appoints Thomas L. Reece, John F. McNiff and Robert
G. Kuhbach, and each of them, with full power of substitution and resubstitution, as attorneys or attorney to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file with the Securities and Exchange Commission the same, with all exhibits thereto, and any and all applications or other documents to be filed with the Securities and Exchange Commission pertaining thereto, with full power and authority to do and perform any and all acts and things whatsoever required and necessary to be done in the premises, as fully to all intents and purposes as the undersigned could do if personally present, hereby ratifying and confirming all that said attorneys, and any of them and any such substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on October 26, 1995.

                  NAME                                            TITLE
                  ----                                            -----
THOMAS L. REECE                             President, Chief Executive Officer and Director
----------------------------------------    (Principal Executive Officer)
THOMAS L. REECE

JOHN F. MCNIFF                              Vice President -- Finance (Principal Financial
----------------------------------------    Officer)
JOHN F. MCNIFF

ALFRED SUESSER                              Controller (Principal Accounting Officer)
----------------------------------------
ALFRED SUESSER

DAVID H. BENSON                             Director
----------------------------------------
DAVID H. BENSON

MAGALEN O. BRYANT                           Director
----------------------------------------
MAGALEN O. BRYANT

JEAN-PIERRE M. ERGAS                        Director
----------------------------------------
JEAN-PIERRE M. ERGAS

                  NAME                                            TITLE
                  ----                                            -----
RODERICK J. FLEMING                         Director
----------------------------------------
RODERICK J. FLEMING

JOHN F. FORT                                Director
----------------------------------------
JOHN F. FORT

JAMES L. KOLEY                              Director
----------------------------------------
JAMES L. KOLEY

ANTHONY J. ORMSBY                           Director
----------------------------------------
ANTHONY J. ORMSBY

GARY L. ROUBOS                              Director
----------------------------------------
GARY L. ROUBOS

                                           Director
----------------------------------------
DAVID G. THOMAS

JERRY W. YOCHUM                             Director
----------------------------------------
JERRY W. YOCHUM

                                 EXHIBIT INDEX

EXHIBIT                                                                                     PAGE
NUMBER                                  DESCRIPTION OF EXHIBIT                              NO.
------                                  ----------------------                              ----
  1      --  Form of Underwriting Agreement
  4      --  Form of Indenture between the Registrant and The First National Bank of
               Chicago, as Trustee, relating to the Notes (including the form of the
               Notes)
  5      --  Opinion of Robert G. Kuhbach, Esq., Vice President, General Counsel and
               Secretary of the Registrant, as to the validity of the Notes being registered hereby
 12      --  Computation of ratio of earnings to fixed charges
 23.1    --  Consent of Robert G. Kuhbach, Esq. (contained in his opinion filed as Exhibit
               5 to this Registration Statement)
 23.2    --  Consent of KPMG Peat Marwick LLP
 23.3    --  Consent of Ernst & Young Audit
 24      --  Powers of Attorney (included on the signature pages of this Registration
               Statement)
 25      --  Statement of Eligibility of The First National Bank of Chicago, as Trustee,
               on Form T-1